UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )

United Insurance Holdings Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

910710102
(CUSIP Number)

R. Daniel Peed
20405 Hwy 249, Ste. 430
Houston, TX 77070
Telephone: (281) 257-6700

with a copy to:

Meir Katz, Esq.
Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
Telephone: (212) 909-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2019
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 910710102

1	Name of Reporting Persons R. Daniel Peed

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	
	(b)	

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,942,986 Shares

	8	Shared Voting Power 17,307,386 Shares

	9	Sole Dispositive Power 1,942,986 Shares

	10	Shared Dispositive Power 13,819,549 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,307,386 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 

13	Percent of Class Represented by Amount in Row (11) 40.3% [1]

14	Type of Reporting Person (See Instructions) IN

1 Based on 42,983,953 outstanding shares of common stock as of March 8, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the annual period ended December 31, 2018, filed on March 15, 2019.

SCHEDULE 13D
CUSIP No. 91336L 107

1	Name of Reporting Persons Peed FLP1 Ltd, L.L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	
	(b)	

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) 

6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 Shares

	8	Shared Voting Power 11,876,563 Shares

	9	Sole Dispositive Power 0 Shares

	10	Shared Dispositive Power 11,876,563 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,876,563 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 

13	Percent of Class Represented by Amount in Row (11) 27.6% [2]

14	Type of Reporting Person (See Instructions) PN

2 Based on 42,983,953 outstanding shares of common stock as of March 8, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the annual period ended December 31, 2018, filed on March 15, 2019.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on April 13, 2017 (the “Statement”) and amended on December 13, 2018. This Amendment is being filed on behalf of R. Daniel Peed and Peed FLP1, Ltd. L.L.P. (“Peed FLP1” and, together with Mr. Peed, the “Reporting Persons”) identified on the cover pages of this Amendment because Mr. Peed executed sales in connection with and subsequently terminated a Rule 10b5-1 Trading Plan with E*TRADE Securities LLC acting as agent for Mr. Peed, dated December 6, 2018 (the "10b5-1 Trading Plan").

Item 3. Source and amount of Funds or Other Consideration

The response set forth in Item 3 of Schedule 13D is hereby amended and supplemented by the following information:

From January 14, 2019 through March 6, 2019, Mr. Peed sold an aggregate of 131,800 shares of the Issuer’s common stock through his Rule 10b5-1 Trading Plan (the “Stock Sales”). The information set forth in Section 5(c) hereto is incorporated herein by reference.

Item 4. Purpose of Transaction

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by the following information:

Mr. Peed disposed 131,800 shares of the Issuer’s common stock pursuant to his Rule 10b5-1 Trading Plan. As a result of the Stock Sales, Mr. Peed’s beneficial ownership in the Issuer decreased to 40.3%. Mr. Peed terminated his Rule 10b5-1 Trading Plan effective at the end of the trading day on March 8, 2019 in accordance with the terms thereof.

Reference is made to Item 3 herein and hereby is incorporated by reference.

Item 5. Interest in Securities of the Issuer

(a) Mr. Peed directly owns 1,942,986 Shares, representing 4.5% of the outstanding Shares. Peed FLP1 directly owns 11,876,563 Shares, representing 27.6% of the outstanding Shares, which are indirectly owned by Mr. Peed. Additionally, Mr. Peed has the power to vote 3,487,837 shares held of record by Leah Anneberg Peed pursuant to a voting proxy dated August 2016, attached as Exhibit 4 to the Statement, representing 8.1% of the outstanding Shares. The Reporting Persons beneficially own in aggregate 17,307,386 Shares. The Shares beneficially owned by Reporting Persons represent, in the aggregate, approximately 40.3% of the outstanding Shares. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 42,983,953 Shares outstanding as of March 8, 2019, as reported in the Issuer’s Annual Report on Form 10-K for the annual period ended December 31, 2018, filed on March 15, 2019.

(b) Mr. Peed has the sole power to vote or direct the vote of and dispose or direct the disposition of the 1,942,986 Shares directly held by him. Peed FLP1 and Mr. Peed share the power to vote or direct the vote of and dispose or direct the disposition of the 11,876,563 Shares held directly by Peed FLP1 and held indirectly by Mr. Peed.

Additionally, Mr. Peed has the power to vote 3,487,837 Shares held by Leah Anneberg Peed pursuant to a voting proxy dated August 2016, representing 8.1% of the outstanding Shares.

(c) The following transactions were effected by Mr. Peed pursuant to his Rule 10b5-1 Trading Plan from January 14, 2019 through March 6, 2019:

Reporting Person	Trade Date	Buy/ Sell	Number of Shares	Weighted Average Price Per Share (3)	Price Range (4)	How Transaction was Effected
R. Daniel Peed	3/6/2019	Sell	4,000	$16.00	N/A	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	3/5/2019	Sell	4,000	$16.01	N/A	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	3/4/2019	Sell	4,000	$16.39	N/A	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	3/1/2019	Sell	4,000	$16.35	N/A	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/28/2019	Sell	4,000	$16.32	$16.14-$16.58	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/27/2019	Sell	4,000	$16.51	$16.31-$16.72	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/26/2019	Sell	4,000	$16.28	N/A	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/25/2019	Sell	4,000	$16.50	N/A	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/22/2019	Sell	4,000	$16.05	$16.00-$16.13	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/21/2019	Sell	4,000	$16.41	$16.10-$16.69	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/20/2019	Sell	4,000	$16.32	$16.21-$16.50	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/19/2019	Sell	4,000	$16.43	$16.35-$16.63	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/15/2019	Sell	4,000	$16.57	$16.46-$16.63	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/14/2019	Sell	4,000	$16.25	$16.18-$16.38	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/13/2019	Sell	4,000	$16.21	$16.00-$16.30	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/12/2019	Sell	4,000	$16.12	$16.02-$16.25	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/11/2019	Sell	4,000	$16.03	$16.00-$16.10	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/8/2019	Sell	4,000	$16.03	$16.00-$16.10	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/7/2019	Sell	4,000	$16.17	$16.03-$16.32	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/6/2019	Sell	4,000	$16.16	$16.05-$16.29	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/5/2019	Sell	4,000	$16.30	$16.20-$16.44	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/4/2019	Sell	4,000	$16.34	$16.30-$16.40	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	2/1/2019	Sell	4,000	$16.39	$16.26-$16.43	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	1/31/2019	Sell	4,000	$16.07	$16.00-$16.14	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	1/30/2019	Sell	4,000	$16.05	$16.00-$16.11	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	1/29/2019	Sell	4,000	$16.08	$16.05-$16.22	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	1/28/2019	Sell	4,000	$16.06	$16.00-$16.10	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	1/25/2019	Sell	4,000	$16.00	N/A	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	1/23/2019	Sell	4,000	$16.00	N/A	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	1/22/2019	Sell	4,000	$16.07	$16.00-$16.23	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	1/18/2019	Sell	4,000	$16.26	$16.13-$16.36	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	1/17/2019	Sell	4,000	$16.02	$16.00-$16.14	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	1/16/2019	Sell	1,800	$16.00	$16.00-$16.02	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	1/15/2019	Sell	300	$16.01	$16.00-$16.04	Pursuant to 10b5-1 Trading Plan
R. Daniel Peed	1/14/2019	Sell	1,700	$16.01	$16.00-$16.09	Pursuant to 10b5-1 Trading Plan

(3) These shares were purchased in multiple transactions at the price ranges set forth in the column labeled “Price Range”. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.
(4) Price ranges are inclusive. Rows marked “N/A” mean all shares were sold at the same price.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that are the subject of this Statement.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   March 20, 2019

R. DANIEL PEED

/s/ R. Daniel Peed

PEED FLP1, LTD., L.L.P.

By:	Peed Management, LLC,
its managing member

By:	/s/ R. Daniel Peed
Name: R. Daniel Peed
Title: Manager